

July 8, 2014

Via E-mail

Garett Sleichter, Esq.
Rutan & Tucker, LLP
611 Anton Blvd., Suite 1400
Costa Mesa, CA 92626

> **Re: Adherex Technologies Inc.**
> **Schedule TO-I filed June 30, 2014**
> **SEC File No. 005-80470**

Dear Mr. Sleichter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Offer Letter

Additional Information; Miscellaneous, page 19

1.   We note your attempt to incorporate by reference "all documents subsequently filed with the SEC, between the date of this Offer and the Expiration Date." Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Letter of Transmittal

2.   We note that the representations and warranties in clause (e) and all of its sub-clauses (page 3) of the letter of transmittal you improperly require tendering

        security holders to certify various things. Please revise to delete the requirement that security holders make the referenced representations. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representations made by security holders as a waiver of liability and that you commit not to assert that these provisions constitute a waiver of liability.

3.   We note that instruction 1 (page 5) refers security holders to the Management Proxy Circular dated April 28, 2014 for additional information relating to the offer. Please revise your offer document to ensure that all material and required disclosure is included in the document disseminated to security holders. Alternatively, provide us your legal analysis of your ability to conduct the offer in the current manner.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                         Sincerely,

                         /s/ Daniel F. Duchovny
                         Daniel F. Duchovny
                         Special Counsel
                         Office of Mergers and Acquisitions